UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 27, 2022

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 27, 2022, announcing STMicroelectronics’ 2022 First Quarter Financial Results.

PR No: C3085C

STMicroelectronics Reports 2022 First Quarter Financial Results

•	Q1 net revenues $3.55 billion; gross margin 46.7%; operating margin 24.7%; net income $747 million
•	Q1 free cash flow (1) $82 million after net capital expenditure payments of $840 million
•	Business outlook at the mid-point: Q2 net revenues of $3.75 billion and gross margin of 46.0%

Geneva, April 27, 2022 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the first quarter ended April 2, 2022. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported first quarter net revenues of $3.55 billion, gross margin of 46.7%, operating margin of 24.7%, and net income of $747 million or $0.79 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, commented:

•	“Q1 net revenues of $3.55 billion and gross margin of 46.7% came in above the mid-point of our business outlook range. This revenue performance, driven by strong demand in microcontrollers, was partially offset by temporarily reduced operations at our Shenzhen, China manufacturing facility due to the pandemic.
•	“On a year-over-year basis, Q1 net revenues increased 17.6%, operating margin increased to 24.7% from 14.6% and net income more than doubled to $747 million.
•	“ST’s second quarter outlook, at the mid-point, is for net revenues of $3.75 billion, increasing year-over-year by 25.3% and sequentially by 5.8%; gross margin is expected to be about 46.0%.
•	“We continue to drive the Company based on a plan for FY22 revenues in the range of $14.8 billion to $15.3 billion.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q1 2022	Q4 2021	Q1 2021	Q/Q	Y/Y
Net Revenues	$3,546	$3,556	$3,016	-0.3%	17.6%
Gross Profit	$1,655	$1,609	$1,175	2.8%	40.8%
Gross Margin	46.7%	45.2%	39.0%	150 bps	770 bps
Operating Income	$877	$885	$440	-0.9%	99.5%
Operating Margin	24.7%	24.9%	14.6%	-20 bps	1010 bps
Net Income (a)	$747	$750	$364	-0.4%	105.1%
Diluted Earnings Per Share (b)	$0.79	$0.82	$0.39	-3.7%	102.6%

(a)	Following a change in U.S. GAAP reporting guidance effective January 1, 2022, Q1 2022 net income does not include phantom interests associated with convertible bonds. Prior periods have not been restated.
(b)	Q1 2022 diluted earnings per share includes the full dilutive effect of our outstanding convertible debt upon adoption on January 1, 2022 of the new U.S. GAAP reporting guidance. Prior periods have not been restated.

(1) Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

1

First Quarter 2022 Summary Review

Net Revenues By Product Group (US$ m)	Q1 2022	Q4 2021	Q1 2021	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	1,256	1,226	1,043	2.5%	20.5%
Analog, MEMS and Sensors Group (AMS)	1,087	1,260	1,083	-13.8%	0.4%
Microcontrollers and Digital ICs Group (MDG)	1,198	1,062	886	12.8%	35.2%
Others	5	8	4	-	-
Total Net Revenues	3,546	3,556	3,016	-0.3%	17.6%

Net revenues totaled $3.55 billion, a year-over-year increase of 17.6%. On a year-over-year basis, the Company recorded higher net sales in all product groups except the Imaging sub-group, as expected. Year-over-year net sales to OEMs and Distribution increased 14.4% and 24.0%, respectively. On a sequential basis, net revenues decreased 0.3%, 130 basis points above the mid-point of the Company’s guidance. ADG and MDG reported increases in net revenues on a sequential basis while AMS decreased, as expected.

Gross profit totaled $1.65 billion, a year-over-year increase of 40.8%. Gross margin of 46.7% increased 770 basis points year-over-year, principally due to improved product mix and favorable pricing, and was 170 basis points above the mid-point of the Company’s guidance.

Operating income increased 99.5% to $877 million, compared to $440 million in the year-ago quarter. The Company’s operating margin increased 1,010 basis points on a year-over-year basis to 24.7% of net revenues, compared to 14.6% in the 2021 first quarter.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):

•	Revenue increased in both Automotive and in Power Discrete.
•	Operating profit increased by 175.1% to $235 million. Operating margin was 18.7% compared to 8.2%.

Analog, MEMS and Sensors Group (AMS):

•	Revenue increased in both Analog and MEMS and decreased in Imaging.
•	Operating profit increased by 31.5% to $246 million. Operating margin was 22.6% compared to 17.2%.

Microcontrollers and Digital ICs Group (MDG):

•	Revenue increased in both Microcontrollers and in RF Communications.
•	Operating profit increased by 137.3% to $407 million. Operating margin was 34.0% compared to 19.4%.

Net income and diluted earnings per share increased to $747 million and $0.79, respectively, compared to $364 million and $0.39, respectively, in the year-ago quarter. Following the adoption of the new U.S. GAAP reporting guidance applicable to convertible debt effective January 1, 2022, Q1 2022 net income does not include phantom interests associated with convertible bonds and diluted earnings per share reflects the full dilutive effect of outstanding convertible bonds. Prior periods have not been restated.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q1 2022	Q4 2021	Q1 2021	Q1 2022	Q1 2021	TTM Change
Net cash from operating activities	945	881	682	3,323	2,376	39.9%
Free cash flow (non-U.S. GAAP)	82	314	261	941	776	21.3%

Capital expenditure payments, net of proceeds from sales, were $840 million in the first quarter. In the year-ago quarter, capital expenditures, net, were $405 million.

Inventory at the end of the first quarter was $2.15 billion, compared to $1.84 billion in the year-ago quarter. Day sales of inventory at quarter-end was 104 days compared to 91 days in the year-ago quarter.

2

Free cash flow (non-U.S. GAAP) was $82 million in the first quarter, compared to $261 million in the year-ago quarter.

In the first quarter, the Company paid cash dividends to its stockholders totaling $49 million and executed a $86 million share buy-back as part of its current share repurchase program.

ST’s net financial position (non-U.S. GAAP) was $840 million at April 2, 2022 and reflected total liquidity of $3.4 billion and total financial debt of $2.6 billion, including a $107 million increase in total financial debt in connection with the adoption on January 1, 2022 of the new U.S. GAAP reporting guidance applicable to convertible debt. Prior periods have not been restated. At December 31, 2021 ST’s net financial position (non-U.S. GAAP) was $977 million.

Business Outlook

The Company’s guidance, at the mid-point, for the 2022 second quarter is:

•	Net revenues are expected to be $3.75 billion, an increase of 5.8% sequentially, plus or minus 350 basis points;
•	Gross margin of about 46.0%, plus or minus 200 basis points;
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.13 = €1.00 for the 2022 second quarter and includes the impact of existing hedging contracts; and
•	The second quarter will close on July 2, 2022.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its first quarter 2022 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until May 13, 2022.

2022 Capital Markets Day

The Company will webcast live its 2022 Capital Markets Day meeting from Paris, France, on Thursday, May 12, from 9:00 a.m. to 1:15 p.m. Central European Time (CET) / 3:00 a.m. to 7:15 a.m. U.S. Eastern Time (ET).

The live webcast featuring video, audio and presentation slides will be accessible at ST’s website, http://investors.st.com. Copies of the presentations and a recording of the event will be made available at http://investors.st.com.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•	customer demand that differs from projections;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
3

•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts, (including the military conflict between Russia and the Ukraine), social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	legal, political and economic uncertainty surrounding Brexit may be a continued source of instability in international markets and currency exchange rate volatility and may adversely affect business activity, political stability and economic conditions and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);
•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the COVID-19 pandemic in locations where we, our customers or our suppliers operate;
•	increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our commitment to be carbon neutral by 2027;

•	potential loss of key employees and potential inability to recruit and retain qualified employees as a result of the COVID-19 pandemic, remote-working arrangements and the corresponding limitation on social and professional interaction;
•	the duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risks are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2021 as filed with the SEC on February 24, 2022. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other risks or uncertainties listed under “Item 3. Key Information — Risk Factors” from time to time in our Securities and Exchange Commission filings, could have a material adverse effect on our business and/or financial condition.

4

About STMicroelectronics

At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. ST is committed to becoming carbon neutral by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	April 2,	April 3,
	2022	2021
	(Unaudited)	(Unaudited)

Net sales	3,540	3,011
Other revenues	6	5
NET REVENUES	3,546	3,016
Cost of sales	(1,891)	(1,841)
GROSS PROFIT	1,655	1,175
Selling, general and administrative	(358)	(325)
Research and development	(477)	(444)
Other income and expenses, net	57	34
Total operating expenses	(778)	(735)
OPERATING INCOME	877	440
Interest income (expense), net	1	(9)
Other components of pension benefit costs	(3)	(2)
Gain on financial instruments, net	-	2
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	875	431
Income tax expense	(129)	(66)
NET INCOME	746	365
Net income attributable to noncontrolling interest	1	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	747	364

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.82	0.40
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.79	0.39

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	948.4	931.5

6

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	April 2,	December 31,	April 3,
In millions of U.S. dollars	2022	2021	2021
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,828	3,225	3,454
Short-term deposits	427	291	573
Marketable securities	139	-	132
Trade accounts receivable, net	1,809	1,759	1,418
Inventories	2,147	1,972	1,843
Other current assets	633	581	550
Total current assets	7,983	7,828	7,970
Goodwill	307	313	320
Other intangible assets, net	462	438	434
Property, plant and equipment, net	6,151	5,660	4,743
Non-current deferred tax assets	604	652	717
Long-term investments	10	10	10
Other non-current assets	705	639	784
	8,239	7,712	7,008
Total assets	16,222	15,540	14,978

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	140	143	837
Trade accounts payable	1,608	1,582	1,281
Other payables and accrued liabilities	1,207	1,101	1,003
Dividends payable to stockholders	6	55	4
Accrued income tax	113	68	75
Total current liabilities	3,074	2,949	3,200
Long-term debt	2,414	2,396	2,137
Post-employment benefit obligations	436	442	490
Long-term deferred tax liabilities	47	64	74
Other long-term liabilities	424	416	461
	3,321	3,318	3,162
Total liabilities	6,395	6,267	6,362
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 904,642,060 shares outstanding)	1,157	1,157	1,157
Additional Paid-in Capital	2,472	2,533	3,127
Retained earnings	5,995	5,223	3,963
Accumulated other comprehensive income	426	496	559
Treasury stock	(286)	(200)	(249)
Total parent company stockholders' equity	9,764	9,209	8,557
Noncontrolling interest	63	64	59
Total equity	9,827	9,273	8,616
Total liabilities and equity	16,222	15,540	14,978

7

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2022	Q4 2021	Q1 2021

Net Cash from operating activities	945	881	682
Net Cash used in investing activities	(1,140)	(508)	(413)
Net Cash from (used in) financing activities	(200)	(256)	182
Net Cash increase (decrease)	(397)	113	448

Selected Cash Flow Data (in US$ millions)	Q1 2022	Q4 2021	Q1 2021

Depreciation & amortization	283	267	256
Net payment for Capital expenditures	(840)	(548)	(405)
Dividends paid to stockholders	(49)	(60)	(38)
Change in inventories, net	(194)	(20)	(32)

8

Appendix

STMicroelectronics

Supplemental Financial Information

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Net Revenues By Market Channel (%)
Total OEM	66%	67%	68%	64%	67%
Distribution	34%	33%	32%	36%	33%

€/$ Effective Rate	1.15	1.17	1.19	1.19	1.19

Product Group Data (US$ m)
Automotive & Discrete Group (ADG)
- Net Revenues	1,256	1,226	1,005	1,077	1,043
- Operating Income	235	216	108	102	85
Analog, MEMS & Sensors Group (AMS)
- Net Revenues	1,087	1,260	1,268	1,013	1,083
- Operating Income	246	335	304	189	187
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	1,198	1,062	920	897	886
- Operating Income	407	318	220	206	172
Others (a)
- Net Revenues	5	8	4	5	4
- Operating Income (Loss)	(11)	16	(27)	(8)	(4)
Total
- Net Revenues	3,546	3,556	3,197	2,992	3,016
- Operating Income	877	885	605	489	440

(a) Net revenues of Others include revenues from sales assembly services and other revenues. Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs of certain manufacturing facilities, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:
(US$ m)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Unused Capacity Charges	9	-	14	-	2
Impairment & Restructuring Charges	-	4	1	(2)	-

9

(Appendix – continued)

STMicroelectronics

Supplemental Non-U.S. GAAP Financial Information

U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii)  to facilitate a comparison of the Company’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Net Financial Position (non-U.S. GAAP measure)

Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, if any, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our Consolidated Balance Sheets.

We believe our Net Financial Position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited.

(US$ m)	Apr 2 2022	Dec 31 2021	Oct 2 2021	Jul 3 2021	Apr 3 2021
Cash and cash equivalents	2,828	3,225	3,112	3,749	3,454
Short term deposits	427	291	350	500	573
Marketable securities	139	-	-	-	132
Total liquidity	3,394	3,516	3,462	4,249	4,159
Short-term debt	(140)	(143)	(205)	(872)	(837)
Long-term debt (a) (b)	(2,414)	(2,396)	(2,459)	(2,296)	(2,137)
Total financial debt (b)	(2,554)	(2,539)	(2,664)	(3,168)	(2,974)
Net Financial Position (b)	840	977	798	1,081	1,185

(a)   Long-term debt contains standard conditions but does not impose minimum financial ratios. Also, committed credit facilities for $1.3 billion equivalent, are currently undrawn.

(b)   Q1 2022 net financial position includes a $107 million increase in long-term debt following the adoption on January 1, 2022 of the new U.S. GAAP reporting guidance related to convertible debt. Prior periods have not been restated.

10

(Appendix – continued)

STMicroelectronics

Free Cash Flow (non-U.S. GAAP measure)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase (and proceeds from sale) of tangible, intangible and financial assets and net cash paid for business acquisitions.

We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Net cash from operating activities	945	881	895	602	682
Net cash used in investing activities	(1,140)	(508)	(325)	(272)	(413)
Payment for purchase of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits	277	(59)	(150)	(205)	(8)
Free Cash Flow	82	314	420	125	261

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 27, 2022	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience